UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: February 3, 2026

Commission File Number: 001-39570

TIM S.A.
(Exact name of Registrant as specified in its Charter)

João Cabral de Melo Neto Avenue, 850 – North Tower – 12th floor
22775-057 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐ No ☒

Rio de Janeiro, February 03, 2026.

To the

Superintendence of Listing and Monitoring of Companies

B3 S.A. – Brasil, Bolsa, Balcão

Attn:

Mrs. Ana Lucia da Costa Pereira

Ref.: Official Letter 27/2026-SLE

Subject: Request for clarification on news published in the press

Dear Madam,

1.          In compliance with Official Letter No. 27/2026-SLE, of 02/02/2026, through which this Superintendence requests clarification on information published in the article "TIM Brasil negotiates to buy back majority stake in fiber optic unit, sources say", published by the newspaper Valor Econômico on 02/02/2026, we transcribe below the highlighted excerpts, followed by the statements of TIM S.A. ("TIM" or "Company"):

•	"Telecoms operator TIM Brasil is in talks to buy back a 51% stake in the I-Systems fiber optic network it previously controlled, in a deal that could be worth about $170 million, two people with knowledge of the matter said"; and

•	"The stake in the unit, which would give TIM Brasil full operational control of the business, could be valued at around 900 million reais, said the two sources, who declined to be identified because the negotiations are not public."

Company Clarifications

2.          As disclosed by the Company in its Strategic Plan, as well as in previous communications to the market, the Company continuously evaluates strategic alternatives and opportunities that can contribute to the strengthening of its broadband services and the improvement of its telecommunications infrastructure, always with a selective approach focused on efficiency and quality.

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3.          In this scenario, the Company confirms that it has non-binding negotiations with IHS Fiber Brasil – Cesssão de Infraestruturas Ltda. ("IHS Brasil") related to the potential acquisition of an interest in the company I-Systems Soluções de Infraestrutura S.A. ("I-Systems"). Such negotiations are still in progress, with no conclusive definition of their terms and conditions, and are part of the ordinary course of evaluation of strategic alternatives regularly conducted by the Company.

4.          The article mentions estimates and information attributed to unidentified sources of aspects of the transaction for which there is still no definition within the negotiations that have been carried out.

Disclosure to the market

5.          Considering the publication of the journalistic article, the Company, spontaneously and in line with the best practices of transparency, published a Material Fact yesterday, clarifying that the aforementioned negotiations are not binding and are still in progress.

6.          The purpose of the disclosure was to ensure the adequate, isonomic and transparent dissemination of information to the market, mitigating the risk of informational asymmetry resulting from the potential reported leak.

Absence of atypical oscillation

7.          In addition, the Company informs that, in line with the usual checks carried out within the scope of its continuous monitoring obligations, no atypical fluctuations were identified in the trading of shares issued by TIM or in their respective derivatives that could indicate improper use of privileged information or direct correlation with the content of the aforementioned journalistic article. The evolution of quotations and traded volumes remained within standards compatible with recent historical volatility and with the usual behavior of the Company's securities, and there was no indication of distortion or abnormal movement in the period analyzed.

Conclusion

8.          In view of the foregoing, the Company: (i) confirms the existence and continuity of non-binding negotiations regarding negotiations involving the potential acquisition of a stake in I-Systems; (ii) does not confirm the amounts mentioned or any other details disclosed in the news; (iii) reinforces that any transaction will depend on internal analyses, usual conditions precedent, applicable corporate and regulatory approvals; and (iv) reiterates that it will keep the market informed of any relevant developments, under the terms of the regulations in force.

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9.          Without further ado, we place ourselves at your entire disposal. to provide additional information that may be considered necessary.

Best regards,

Vicente de Moraes Ferreira

TIM S.A.

Investor Relations Officer

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM S.A.
Date: February 3, 2026	By:	/s/ Alberto Mario Griselli
Alberto Mario Griselli
Chief Executive Officer, Chief Financial Officer and Investor Relations Officer